Filed by Berkshire Hills Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Brookline Bancorp, Inc.

Commission File No.: 0-23695

Employee FAQ: Berkshire Hills Bancorp & Brookline Bancorp Merger

These FAQs were developed for employees to help answer common questions related to the announcement that Berkshire Hills Bancorp, Inc. (“Berkshire”) and Brookline Bancorp, Inc. (“Brookline”) have signed an agreement to merge, subject to customary regulatory approvals.

Please note that these FAQs are intended for internal use only. They will be regularly updated and new answers to your common questions added throughout the transition. Separate client facing FAQs are available in our Merger of Equals Employee Resource Site on Connex and at berkshirebank.com/premiernortheastbank

Any employee who receives an inquiry from the media about this topic, per our standard procedures, should forward the request promptly to our Communications team at Communications@BerkshireBank.com. Unless authorized, at no time should employees provide comments to the media on any bank matter.

FAQ Contents

General	2

Merger Benefits	3

Organizational Matters	4

Assisting Clients	5

Questions	5

Inquiries/Media	5

General

What are the details of the merger?

Berkshire Hills Bancorp, Inc. and Brookline Bancorp, Inc. announced the signing of a definitive agreement on December 16, 2024, under which the companies will combine in an all-stock merger of equals transaction. The merger brings together two leading companies to create a premier Northeast financial institution with approximately $24 billion in assets, $18 billion in total deposits, $19 billion in total loans and more than 140 branches across five states.

Why are Berkshire and Brookline merging?

The merger will allow both Berkshire and Brookline to increase their scale, enhance their performance and bring together two highly compatible cultures and geographic footprints. The combination will help position the company for stronger, sustainable, long-term growth that creates greater value for all stakeholders than either company could achieve independently.

Will the merger impact jobs?

First and foremost, for now and the immediate future, everything is business as usual. The employees of each organization will be an integral part of the combined company. The Berkshire and Brookline teams are working collaboratively to make merger related decisions and to minimize job-related impacts. We do expect the merger to create synergies within the combined organization and, as a result, some positions will be impacted. The new larger company will also have new opportunities. Any affected employees will receive advance notice, severance packages and the opportunity to apply for other open positions within the company.

Will there be any branch consolidations?

Berkshire and Brookline have complementary geographic footprints with limited branch overlap. The company has identified four locations that will likely be consolidated based on the proximity of Berkshire and Brookline branches. As with any consolidation, we will communicate with employees and clients well in advance of any changes. We will make every effort to transition employees to other locations and roles to minimize any job impacts.

What does this mean for the projects we are currently working on?

Right now, it’s business as usual. You should continue to work on any projects or objectives as you would have prior to the announcement. If there is a need to shift or change course, you will be notified by your manager or project leader.

Will the name of the bank(s) change?

In deference to the equal contributions both companies will bring to the new institution, the combined company and bank will operate under a new name and new brand, which will be determined prior to closing the transaction in the second half of 2025.

Who is Brookline Bancorp?

Brookline Bancorp (NASDAQ: BRKL) is a multi-bank holding company for Brookline Bank, Bank Rhode Island, PCSB Bank and their subsidiaries. Headquartered in Boston, Massachusetts, the Company has $11 billion in assets and 65 branches throughout Massachusetts, Rhode Island and New York.

The Company, through its banks, offers a wide range of commercial, business and retail banking services, including a full complement of cash management products, online banking services, consumer and residential loans and investment services designed to meet the financial needs of small- to mid-sized businesses and retail customers. The Company also provides equipment financing through its Eastern Funding subsidiary.

When will the merger be finalized?

The merger is expected to close in the second half of 2025, subject to the satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of each company.

When will I find out more?

Employees will receive updates throughout the process. Those communications will be delivered via emails and newsletters, on the company’s intranet (Connex at Berkshire), and from your supervisors. Berkshire and Brookline will approach the integration process with the utmost respect for the valuable legacies and histories of both institutions. We will work collaboratively to make merger-related decisions and communicate those decisions in a transparent and timely manner.

Merger Benefits

What are the benefits for employees?

For employees, the combination will preserve and build on the strong cultures of both Berkshire and Brookline, including a commitment to focusing on an excellent client experience as well as core values centered on respect, teamwork and accountability. The larger scale that results from the merger of equals will create new opportunities for employees, career mobility and professional development.

What are the benefits for clients?

Clients will gain access to an expanded suite of financial products and services, larger network of branches, increased lending capacity, industry-leading experts and the technology to help them bank when, where and how they want. The company will also maintain the local decision-making our communities have come to expect, all delivered by familiar names and faces they trust.

What are the benefits for the organizations’ communities?

The banks will maintain their strong ties with their communities and will be better positioned to elevate their impact by leveraging the totality of resources that the larger organization will be able to provide. Berkshire and Brookline have longstanding reputations for strong corporate citizenship and that work will continue in the combined organization.

Organizational Matters

Who will be on the board of directors of the merged company?

When the merger of equals is finalized, the combined company's Board of Directors will consist of eight directors from Berkshire and eight directors from Brookline. David Brunelle, Chairperson of Berkshire’s Board of Directors, will serve as Chairperson of the Board of the combined company and the combined bank.

Who will be on the executive team of the merged company?

When the merger of equals is finalized, the management team will be comprised of equal numbers of executives from Berkshire and Brookline including:

•	Paul A. Perrault from Brookline will serve as CEO and a member of the board of directors
•	Sean Gray from Berkshire will serve as Chief Operations Officer
•	Carl M. Carlson from Brookline will serve as Chief Financial Officer
•	Michael W. McCurdy from Brookline will serve as Chief Banking Officer
•	Mark Meiklejohn from Brookline will serve as Chief Credit Officer
•	Jacqueline Courtwright from Berkshire will serve as Chief Human Resources Officer
•	William Gordon Prescott from Berkshire will serve as General Counsel

How will the new company be organized?

The combined company will bring together its four bank subsidiaries into one bank which will operate with six regions. Each of those regions will be led by an experienced local leader who will be responsible for the overall business performance in their markets. Three will be from Berkshire and three will be from Brookline. The six Regional Presidents and their current role are:

•	Darryl Fess, the current President and Chief Executive Officer of Brookline Bank
•	Michael Goldrick, the current President and Chief Executive Officer of PCSB Bank
•	James Hickson, the current Senior Managing Director – Middle Market and Regional President of Berkshire Bank
•	James Morris, the current Market President of New York and Managing Director – Commercial Real Estate of Berkshire Bank
•	Elizabeth Mineo, the current Managing Director – Private Banking of Berkshire Bank
•	William Tsonos, the current President and Chief Executive Officer of Bank Rhode Island

Where will the company’s headquarters be located?

The combined company’s corporate headquarters will be located in Boston, MA. In addition, the company expects to maintain regional hub sites across the franchise.

Assisting Clients

Where can clients learn more about the merger?

Berkshire and Brookline have created dedicated websites that will include all merger-related information, client FAQs and important resources to help ensure a smooth transition. The website can be accessed at berkshirebank.com/premiernortheastbank

Will there be a disruption in client’s services or account access?

Clients can continue to bank as usual. There will be no interruption in access to their accounts or services at this time. Any changes in services, account access or technology would occur after the merger is finalized in the second half of 2025 and will be communicated well in advance.

What steps do clients need to take right now? Will clients receive additional information?

At this time, Berkshire and Brookline clients do not need to do anything. Berkshire and Brookline will communicate with customers throughout the process with additional information and directions about any actions they may need to take.

I’m a Berkshire client. May I use one of Brookline Bank, Bank Rhode Island or PCSB Bank’s branches?

Not at this time. Clients will be able to enjoy the extended network of branches in Massachusetts, Rhode Island and New York after the merger and any associated system conversions. We will provide more information in the future.

Questions

I didn’t see my question in the Q & A?

Please discuss your question with your direct supervisor and, if not resolved, click here to submit it via a Microsoft Form. Questions will be answered in a transparent and timely manner based on the information available as the merger of equals evolves.

Inquiries/Media

I’ve received an inquiry from the media about this topic. What should I do?

As with any media inquiry, employees should direct it to the Communications Team at communications@berkshirebank.com.

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